                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER   1-14130

     A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW: SID TOOL SAVINGS PLAN

     B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE: MSC INDUSTRIAL DIRECT CO., INC., 75 MAXESS ROAD, MELVILLE, NEW YORK 11747

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             SID TOOL SAVINGS PLAN
Date: June 13, 2001


                                             \s\ Barbara Schwartz
                                             ---------------------------
                                             Barbara Schwartz
                                             Plan Administrator

SID TOOL SAVINGS PLAN
PLAN NUMBER:  003
PLAN EIN:  13-5526506

FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
TOGETHER WITH AUDITORS' REPORT

SID TOOL SAVINGS PLAN
PLAN NUMBER:  003
PLAN EIN:  13-5526506

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2000 AND 1999


                                                                                                                Page(s)
                                                                                                             --------------

Report of Independent Public Accountants                                                                           1

Financial Statements:
   Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999                                2

   Statement of Changes in Net Assets Available for Benefits for the Year Ended                                    3
     December 31, 2000

Notes to Financial Statements                                                                                    4-10

Supplemental Schedules:
   Form 5500 - Schedule of Assets Held for Investment Purposes as of December 31, 2000                            11

   Form 5500 - Schedule of Loans in Default as of December 31, 2000                                               12


All other schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security
Act of 1974, as amended, and applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator and Trustee of the Sid Tool Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sid Tool Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and loans in default are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Melville, New York
May 29, 2001

SID TOOL SAVINGS PLAN
PLAN NUMBER:  003
PLAN EIN:  13-5526506

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999

                                                                            2000               1999
                                                                      ---------------    ----------------
Investments with custodian, at fair value                             $    34,618,397    $     34,464,345
                                                                      ---------------    ----------------
Receivables:
   Employer contribution, net of forfeitures                                   72,265              19,856
   Participant contributions                                                  340,870             149,691
   Participant loans                                                        1,826,405           1,621,726
   Accrued income                                                              12,283               9,287
                                                                     ----------------    ----------------

                  Total receivables                                         2,251,823           1,800,560
                                                                     ----------------    ----------------

                  Net assets available for benefits                   $    36,870,220    $     36,264,905
                                                                      ===============    ================




The accompanying notes are an integral part of these statements.

SID TOOL SAVINGS PLAN
PLAN NUMBER:  003
PLAN EIN:  13-5526506

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000

Additions to net assets attributed to:
     Investment income:
       Net depreciation in fair value of investments                    $     (5,054,688)
       Dividend and interest income                                            2,919,644
                                                                        ----------------
                                                                              (2,135,044)
                                                                        ----------------
     Contributions:
       Participant                                                             5,187,897
       Employer, net of forfeitures                                              458,328
       Other                                                                       7,772
                                                                        ----------------
                                                                               5,653,997
                                                                        ----------------

                  Total additions                                              3,518,953
                                                                        ----------------

Deductions from net assets attributed to:
     Benefits paid to participants                                             2,693,870
     Withdrawals and fees                                                        206,623
     Other, net                                                                   20,487
                                                                        ----------------

                  Total deductions                                             2,920,980
                                                                        ----------------

Transfers:
     Plan rollovers                                                               12,572
     Loan transactions, net                                                       (5,230)
                                                                        ----------------

                  Total transfers                                                  7,342
                                                                        ----------------

                  Net increase                                                   605,315

Net assets available for benefits:

  Beginning of year                                                           36,264,905
                                                                        ----------------
  End of year                                                           $     36,870,220
                                                                        ================




The accompanying notes are an integral part of this statement.

SID TOOL SAVINGS PLAN
PLAN NUMBER:  003
PLAN EIN:  13-5526506

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

1. DESCRIPTION OF PLAN

The following description of the Sid Tool Savings Plan (the "Plan") provides only general information. More complete information regarding the Plan's provisions may be found in the plan agreement.

General
-------

Effective January 1, 1989, Sid Tool Co., Inc. (the "Company") adopted the Sid Tool Co., Inc. Employee 401(k) Savings Plan (the "401(k) Plan") for the benefit of its employees ("associates"). Effective September 1993, the 401(k) Plan and the Sid Tool Co., Inc. Profit Sharing Plan merged into the Plan. The Plan is a continuation of the 401(k) Plan. Upon completion of the merger, all assets of both plans were contributed to the Plan. The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by Merrill Lynch (the "Trustee"). The Trustee exercises responsibility over the administration and investment of Plan assets. In addition, the custodian and recordkeeping responsibilities for the Plan are performed by Merrill Lynch (the "Custodian" and "Recordkeeper").

Eligibility
-----------

An associate is eligible for participation in the Plan on the first day of the month after completing one full calendar month of service.

Contributions and Vesting
-------------------------

Participants may elect to contribute between 1% and 15% of their earnings into the Plan. Participants are immediately vested in their contributions plus actual earnings thereon. The maximum annual contribution a participant could make into the Plan was $10,500 during 2000 and 1999.

Excess contributions occur when elective contributions on behalf of highly compensated employees exceed those permitted under the special nondiscrimination rule under IRS code 401(k). A plan is not disqualified provided that the excess contributions are distributed to the highly compensated employees. There were no excess contributions during 2000 and 1999.

The Company may make a discretionary matching contribution based on the participant's contributions, limited to 4% of compensation. The Company may also make a discretionary non-matching contribution to participants to be allocated in the same ratio as each participant's compensation bears to the total of such compensation of all eligible participants. Participants must have completed 1,000 hours of service and be employed on the last day of the Plan year to be eligible to share in the allocation of non-matching employer contributions. Participants vest in Company contributions as follows:

             Completed Years of Service        Vested Percentage
             ---------------------------       ---------------------
             less than 2                         0%
             2 but less than 3                  20%
             3 but less than 4                  40%
             4 but less than 5                  60%
             5 but less than 6                  80%
             6 or more                         100%

In 2000, the Company's discretionary matching contributions were $662,958, including the payment of the December 31, 1999 contribution receivable and the application of forfeitures of approximately $204,630. There were no discretionary non-matching contributions in 2000.

SID TOOL SAVINGS PLAN
PLAN NUMBER:  003
PLAN EIN:  13-5526506

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


Forfeitures
-----------

Forfeitures of non-vested employer contributions are used to reduce future employer discretionary matching contributions. Vested and non-vested forfeitures accumulated during 2000 were $42,886, with a forfeiture balance of $202,665 as of December 31, 2000.

Participant Loans
-----------------

The Plan has a loan provision, which allows participants to borrow from the Plan. The minimum loan is $1,000, and the maximum loan is 50% of a participants' total vested account balance, not to exceed $50,000. The interest rate is established at the prime rate as of the beginning of each month at which the loan is made. Interest rates on outstanding loans as of December 31, 2000 ranged from 8.0% to 10.5%. Interest paid by a participant on an outstanding loan is paid directly into the participant's account. Principal and interest is paid ratably through payroll deductions. The repayment period cannot exceed five years unless the loan is used to acquire a participant's principal residence. A participant can only have two loans outstanding from the Plan at any given time.

Payment of Benefits
-------------------

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant will receive the value of the vested interest in his or her account as a lump-sum distribution.

Plan Expenses
-------------

Expenses for recordkeeping, investment and other costs are paid by the Plan. Accounting fees are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
-------------------

The financial statements of the Plan for 2000 and 1999 are prepared in accordance with Accounting Principles Generally Accepted in the United States ("GAAP") and are based upon data provided by the Recordkeeper and/or Custodian, adjusted for accruals for contributions receivable and excess contribution payments due to participants based on the results of ERISA limit testing.

In September 1999, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 establishes standards for the reporting and disclosure of participant-directed investment programs, which are no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements, or in the related disclosures. The Plan adopted the provisions of SOP 99-3 in 1999.

Investments
-----------

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

SID TOOL SAVINGS PLAN
PLAN NUMBER:  003
PLAN EIN:  13-5526506

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                      December 31,
                                            ----------------- -------------
                                                  2000             1999
                                            -------------     -------------

     ML Equity Index Trust Class A          $   5,375,204     $   6,199,416
     ML Retirement Preservation Trust           5,174,874         4,462,315
     Federated Bond Fund Class A                2,405,771         2,136,072
     Oppenheimer Global Fund                    3,632,157         3,450,471
     ML Growth Fund Class A                     4,627,576         5,664,121
     MFS Mass. Investors Trust Class A          1,860,046         2,020,736
     ML Balanced Capital Fund Class A           2,142,821         2,378,515

4. INVESTMENT OPTIONS

Participants may allocate their contributions into the Plan among the following 27 options in 2000 (including a number of Merrill Lynch ("ML") options):

1) MSC Industrial Direct Inc. Class A Common Stock - The Plan Trustee will be permitted to acquire, with amounts directed by participants to be invested in the MSC Industrial Direct Co., Inc. Stock Fund, shares of Class A Common Stock ("Common Stock") directly from the Company.

     The Plan Trustee may acquire (sell) shares of Common Stock by purchasing (selling) such shares on the principal national securities exchange on which shares of Common Stock are traded on that date, and the cost of such shares will be the weighted average purchase price (weighted average sale price) paid by the Plan Trustee during a day. The price includes commissions incurred in the purchase or sale. Alternatively, the Plan Trustee may acquire shares of Common Stock directly from the Company. If acquired directly from the Company, the cost of the shares of Common Stock will be the average of the high and low of the Common Stock as traded on the principal national securities exchange on which such shares are traded on the date issued by the Company. The Plan Trustee may acquire shares of Common Stock in a single purchase or over time, as they determine in their sole discretion.

     If circumstances so require, the Plan Trustee may suspend the purchase and sale of shares of Common Stock. Such suspension will last until the Plan Trustee determines that the circumstances causing the suspension have ceased to exist. During the suspension period, the Plan Trustee will hold all of the contributions directed to be invested in the fund in the ML Retirement Preservation Trust.

     The value of the MSC Industrial Direct Co., Inc. Stock Fund is subject to fluctuation in the market price of the shares of Common Stock. There is no guarantee of investment performance. Likewise, there is no guarantee that the Company will pay dividends in the future. The fair market value of the shares of Common Stock will be equal to the closing price of the Common Stock as reported on the principal national securities exchange on which such shares are traded on the date of valuation.

SID TOOL SAVINGS PLAN
PLAN NUMBER:  003
PLAN EIN:  13-5526506

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


2) ML Goal Manager Model Portfolios - Model Portfolios are composed of investment options, with each model consisting of a different mix and, therefore, a different risk and potential return profile. There are five Goal Manager Model Portfolios available and these models utilize the funds earmarked below in varying degrees.

3) ML Equity Index Trust Class A - Seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"). In seeking to replicate the total return of the S&P 500, management generally will allocate investments among common stocks in approximately the same weighting as the index. Typically, most of the assets will be comprised of all, or nearly all, 500 stocks in the index in weightings closely aligned with those of the index. This fund is also included in the Goal Manager Model Portfolios option.

4) ML Retirement Preservation Trust - Seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds. The trust invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts and in obligations of U.S. government and government-agency securities. The trust also invests in high-quality money market securities. Participants purchase units that the trust seeks to maintain at $1.00 per unit, although this cannot be assured. This fund is also included in the Goal Manager Model Portfolios option.

5) MFS Emerging Growth Fund Class A - Seeks long-term growth of capital. The fund invests primarily in small and medium-sized companies with growth rates expected to be well above the growth rate of the overall economy and the rate of inflation. Typically these companies are early in their life cycles and have the potential to become major enterprises. The fund may also invest in companies based on special factors such as new management, new products or changes in consumer demand.

6) Davis Ser Inc. Real Estate Fund Class A - Seeks growth and income. The fund normally invests at least 65% of its assets in securities of companies that are principally engaged in the real-estate industry, that own significant real-estate assets, that primarily invest in real-estate assets, or that primarily invest the balance of assets in securities or other types of companies. The fund may also invest in securities of foreign issuers.

7) ML Latin America Fund Class A - Seeks long-term capital appreciation through investments in Latin American equity and debt securities. The fund's objective reflects the belief that investment opportunities may result in Latin America from an evolving longer-term international trend encouraging greater market orientation and diminishing governmental intervention in economic affairs. It is expected that, under normal conditions, at least 65% of the fund's total assets will be invested in Latin American securities. The fund may attempt to hedge against market and currency risk through the use of options, futures, options on futures and forward currency transactions.

8) Federated Bond Fund Class A - Seeks income consistent with preservation of capital. The fund normally invests at least 65% of its assets in investment-grade corporate bonds, U.S. government securities, preferred stock, convertibles and cash. It may invest up to 35% of assets in debt rated as low as B; it may invest up to 25% in debt securities of foreign governments. This fund is also included in the Goal Manager Model Portfolios option.

9) ML S&P 500 Index Fund Class A - Seeks to match the performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500") as closely as possible before the deduction of fund expenses. The fund invests in the common stocks represented in the S&P 500 in roughly the same proportions as their weightings in the S&P 500. The fund may also invest in derivative instruments linked to the S&P 500. At times the fund may not invest in all of the common stocks in the S&P 500, nor, in the same weightings as the S&P 500. At those times, the fund chooses instruments so that the market capitalization, industry weighting and other fundamental characteristics of the stocks and derivative instruments chosen are similar to the S&P as a whole. The fund may also engage in securities lending.

SID TOOL SAVINGS PLAN
PLAN NUMBER:  003
PLAN EIN:  13-5526506

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


10) PIMCO Long Term U.S. Government - Seeks total return consistent with preservation of capital and prudent investment management. This fund invests primarily in U.S. government securities, maintaining a minimum portfolio duration of eight years. It may also invest in corporate bonds, mortgage and asset-backed securities, variable-rate securities, futures and options contracts, and cash equivalents.

11) AIM International Equity Fund Class A - Seeks long-term growth of capital by investing in a diversified portfolio of international equity securities. The fund will invest at least 70% of its total assets in marketable equity securities. It may also invest up to 20% of its total assets in securities that are convertible into equity securities of foreign companies which are listed on a recognized foreign securities exchange or traded on a foreign over-the-counter market. The fund's assets will be invested in the securities of foreign companies located in at least four countries outside the United States. It will emphasize investment in foreign companies in the developed countries of Western Europe and the Pacific Basin and may also invest to a limited extent in the securities of companies located in developing countries in various regions of the world. This fund is also included in the Goal Manager Model Portfolios option.

12) Alliance Corporate Bond Fund Class A - Seeks income; capital appreciation is secondary. The fund normally invests at least 65% of its assets in investment-grade debt securities. It may hold corporate bonds, convertibles, U.S. government obligations and dollar-denominated foreign debt.

13) Van Kampen Emerging Growth Fund Class A - Seeks capital appreciation. This fund normally invests at least 65% of its assets in common stocks of emerging-growth companies, and may invest up to 20% of its total assets in securities of foreign issuers. This Fund may also invest in certain derivative instruments such as options, futures, and options on futures, which may subject the fund to additional risks. This fund is also included in the Goal Manager Model Portfolios option.

14) Seligman Communication and Information Fund Class A - Seeks capital appreciation. The fund normally invests at least 80% of its assets in common stocks issued by companies that operate in the communication, information and related industries. It invests in large, established media corporations, as well as in smaller companies with rapidly changing technologies and expansion characteristics. The fund may invest up to 10% of its assets in foreign securities; this restriction does not apply to depository receipts.

15) Oppenheimer Global Fund - Seeks capital appreciation. The fund invests primarily in common stocks and convertible securities issued by U.S. and foreign companies. It ordinarily maintains investments in at least three countries. The fund may invest in securities of companies in cyclical industries and special situations.

16) Alliance Quasar Fund Class A - Seeks growth of capital. The fund follows aggressive investment policies and invests primarily in equity securities. It may invest in new or established, listed or unlisted, and foreign or domestic securities. The fund may engage in short sales and other derivatives transactions. This fund is also included in the Goal Manager Model Portfolios option.

17) ML Eurofund Class A - Seeks capital appreciation through investment primarily in equities of corporations domiciled in Europe. The fund expects that, under normal market conditions, at least 80% of the fund's net assets will be invested in European corporate securities, primarily in common stocks, debt and preferred securities convertible into common stocks. Investments in foreign securities involve special risks, including foreign currency risk and the possibility of substantial volatility due to adverse political, economic or other developments.

SID TOOL SAVINGS PLAN
PLAN NUMBER:  003
PLAN EIN:  13-5526506

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


18) ML Growth Fund Class A - Seeks growth of capital and, secondarily, income through a diversified portfolio of primarily equity securities, with principal emphasis on issues believed by fund management to be undervalued. The fund invests in securities that many investors consider to be out-of-favor, but which fund management believes may have underlying value that is not immediately apparent. In selecting securities believed to be undervalued, the fund emphasizes securities of issuers with a market capitalization of $500 million or greater, but the fund also has the flexibility to invest in issues of smaller-capitalization companies with similar value characteristics. The fund may invest up to 40% of its total assets in foreign securities.

19) ML Global Allocation Fund Class A - Seeks high total investment return consistent with prudent risk. The fund has a fully managed investment policy utilizing U.S. and foreign equity, debt and money market securities, the combination of which will be varied from time to time, both with respect to types of securities and markets, in response to changing market and economic trends. This investment approach provides the fund with the opportunity to benefit from anticipated shifts in the relative performance of different types of securities and different capital markets. The fund may invest up to 35% of its total assets in non-investment-grade debt securities (high-yield or "junk" bonds.)

20) ML Developing Capital Markets Fund Class A - Seeks long-term capital appreciation by investing in securities, primarily equities, of issuers in countries having smaller capital markets. It is currently expected that, under normal conditions, at least 65% of the fund's net assets will be invested in equity securities. The fund may employ a variety of investments and techniques to hedge against market and currency risk, including options, futures, options on futures and forward currency transactions.

21) AIM Equity Constellation Fund - Seeks capital appreciation. To work toward this goal, the fund invests in small-to-medium-sized emerging growth companies. Fund management will be particularly interested in companies that are likely to benefit from new or innovative products, services or processes that should enhance such companies' prospects for future growth in earnings. The market prices of many of the securities purchased and held by the fund may fluctuate widely.

22) MFS Mass. Investors Trust Class A - Seeks current income and long-term growth of capital and income. The fund invests primarily in common stocks and convertibles. It may invest up to 35% of its assets in foreign securities; this limit does not apply to American Depositary Receipts. The fund may invest a portion of the assets in debt securities and cash equivalents. It may invest up to 15% of its assets in liquid securities. This fund is also included in the Goal Manager Model Portfolios option.

23) MFS Research Fund - Seeks long-term growth of capital and future income. The fund primarily invests in common stocks and convertible securities. It may also invest in fixed-income securities; it may not invest more than 10% of assets in securities rated below investment-grade. The fund may invest up to 20% of its assets directly in foreign securities; it may also invest in American Depository Receipts.

24) ML Balanced Capital Fund Class A - Seeks the highest total investment return consistent with prudent risk primarily through a fully managed investment policy that permits management of the fund to vary investment in equity, debt and convertible securities based on its evaluation of changes in economic and market trends. The fund invests in high-quality stocks, corporate bonds and cash equivalents, and may invest up to 25% of its assets in foreign securities.

25) ML Corporate Bond High Income Portfolio Fund Class A - Seeks a high level of current income consistent with the investment policies of the portfolio and with prudent investment management. As a secondary objective the fund seeks capital appreciation, when consistent with its primary objective. The fund invests substantially all of its assets in fixed-income securities that are rated in the lower rating categories of the established rating services or in unrated securities of comparable quality.

26) ML Pacific Fund Class A - The fund seeks long-term capital appreciation by investing primarily in the equities of companies in the Far Eastern and Western Pacific countries, including Japan, Australia, Hong Kong and

SID TOOL SAVINGS PLAN
PLAN NUMBER:  003
PLAN EIN:  13-5526506

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999


     Singapore. The Pacific Basin is one of the most rapidly growing regions in the world, and its stock markets have often reflected that growth. The fund is designed for investors who want to achieve diversification by investing in economies of Far Eastern and Western Pacific countries. To hedge the fund's portfolio against market and currency risk, fund management may employ strategies that include the use of currency options and futures, options on such futures and forward foreign-currency transactions. Such strategies involve special risks and there can be no assurance that they will be successful.

27) Davis New York Venture Fund Class A - Seeks growth of capital. To work toward this goal, the fund normally invests in common stocks and convertible securities that management believes to have above-average appreciation potential. The fund may also invest up to 10% of its assets in securities of foreign issuers and up to 10% of its assets in restricted securities.

5. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated March 27, 1997, that the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (the "Code"). The Company believes that the Plan is currently designed and being operated in compliance with all sections of the Code for the year ended December 31, 2000.

6. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by ML. ML is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $7,665 for the year ended December 31, 2000.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA.

SID TOOL SAVINGS PLAN
PLAN NUMBER:  003
PLAN EIN:  13-5526506

FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000


   Identity of Issuer                               Description                                  Cost            Current Value
------------------------ -------------------------------------------------------------  --------------------  -----------------
     Merrill Lynch *       MSC Industrial Direct Inc. Class A Common Stock                 $    1,634,791      $     1,717,500
     Merrill Lynch *       ML Equity Index Trust Class A                                        4,631,205            5,375,204
     Merrill Lynch *       ML Retirement Preservation Trust                                     5,174,874            5,174,874
     Merrill Lynch *       MFS Emerging Growth Fund Class A                                     1,123,302              975,765
     Merrill Lynch *       Davis Ser Inc Real Estate Fund A                                        21,346               22,153
     Merrill Lynch *       ML Latin America Fund Class A                                           22,349               22,116
     Merrill Lynch *       Federated Bond Fund Class A                                          2,619,931            2,405,771
     Merrill Lynch *       ML S&P 500 Index Fund Class A                                          558,375              541,786
     Merrill Lynch *       PIMCO Long Term US Government                                           48,855               51,169
     Merrill Lynch *       AIM International Equity Fund Class A                                  706,538              591,784
     Merrill Lynch *       Alliance Corporate Bond Fund Class A                                    51,269               49,452
     Merrill Lynch *       Van Kampen Emerging Growth Fund Class A                              1,600,544            1,085,096
     Merrill Lynch *       Seligman Communication and Information Fund Class A                  2,192,316            1,426,748
     Merrill Lynch *       Oppenheimer Global Fund                                              3,442,926            3,632,157
     Merrill Lynch *       Alliance Quasar Fund Class A                                           771,568              709,998
     Merrill Lynch *       ML Eurofund Class A                                                    115,640              117,241
     Merrill Lynch *       ML Growth Fund Class A                                               5,782,461            4,627,576
     Merrill Lynch *       ML Global Allocation Fund Class A                                      252,315              237,709
     Merrill Lynch *       ML Developing Capital Markets Fund Class A                              12,689               10,583
     Merrill Lynch *       AIM Equity Constellation Fund                                          835,020              661,460
     Merrill Lynch *       MFS Mass. Investors Trust Class A                                    1,886,169            1,860,046
     Merrill Lynch *       MFS Research Fund                                                      219,038              195,605
     Merrill Lynch *       ML Balanced Capital Fund Class A                                     2,364,043            2,142,821
     Merrill Lynch *       ML Corporate Bond High Income Portfolio Fund Class A                   138,020              109,605
     Merrill Lynch *       ML Pacific Fund Class A                                                 96,361               73,005
     Merrill Lynch *       Davis New York Venture Fund Class A                                    671,771              692,964
     Merrill Lynch *       Cash Fund/CMA Money Fund                                                   N/A               57,619
     Merrill Lynch *       Pending Settlement Fund                                                 50,590               50,590
   Participant Loans *     A commercial bank's fixed rate mortgage
                              (8.0% - 10.5% for 2000)                                                 N/A            1,826,405
                                                                                                             -----------------
                                                                                                               $    36,444,802
                                                                                                             =================

*   Parties-in-interest

This schedule should be read in conjunction with the accompanying financial statements and notes thereto.

SID TOOL SAVINGS PLAN
PLAN NUMBER:  003
PLAN EIN:  13-5526506

FORM 5500 - SCHEDULE OF LOANS IN DEFAULT
AS OF DECEMBER 31, 2000


                                                                          Unpaid Balances
                                             ------------------------  ----------------------  --------------------
            Identity of Obligor                Original Loan Amount       at End of Year          Interest Rate
    --------------------------------------   ------------------------  ----------------------  --------------------
           111 Participant Loans                     $342,700                $202,367             8.0% - 10.5%

                    Consent of Independent Public Accountants

     As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Registration Statement Nos. 33-98832, 333-10833, 333-31837, 333-46273, 333-48901
and 333-70293.

                                                 Arthur Andersen LLP


Melville, New York

June 13, 2001